July 7, 2025

Jinhong Deng
Chief Executive Officer
Yimutian Inc.
6/F, Building B-6, Block A
Zhongguancun Dongsheng Technology Campus
No. 66 Xixiaokou Road
Haidian District, Beijing 100192
People   s Republic of China

       Re: Yimutian Inc.
           Registration Statement on Form F-1
           Filed June 9, 2025
           File No. 333-287877
Dear Jinhong Deng:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Summary Consolidated Financial Data and Operating Data, page 17

1. Please present in a separate column in the condensed consolidating schedules the financial position, cash flows, and results of operations of the WFOE as of and for the years ended December 31, 2023 and 2024. Also, present as separate line
       items, disaggregated intercompany amounts such as for intercompany receivables and payables.
2.     In light of the total shareholders    deficit balances of your other
subsidiaries, VIEs and
       VIEs' subsidiaries, it is unclear why Yimutian Inc. is reporting a long-term investments balance of RMB 507,962. Please clarify and advise us. Also, revise the description of the long-term investments line-item to more clearly describe its nature.
 July 7, 2025
Page 2

       In this regard, identifying your interest in the VIEs as an investment may be confusing since you do not own the equity of the VIEs.
3. Please explain to us why the amounts reported for Yimutian Inc. in the condensed consolidating schedules does not agree with the corresponding amounts reported in the parent only financial information in Note 28.
Share-based Compensation, page F-34

4. Please add a rollforward of activity for share-based options for the most recent year for which an income statement is provided. Refer to ASC
718-10-50-2(c)(1). Please
       also revise to disclose the key assumptions used to estimate the fair value of options granted in 2024.
Revenue Information, page F-40

5. Please expand your revenue disclosure to include a reconciliation of contract liabilities. Refer to ASC 606-10-50-8.
Fair Value Measurement, page F-41

6. Please revise to disclose the key assumptions used to estimate the fair value of exchangeable notes as of December 31, 2024.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-
551-3574 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Shu Du